UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 0-19941
CUSIP Number: 584949101
NOTIFICATION OF LATE FILING
(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

MedQuist Inc.
Full Name of Registrant

Former Name if Applicable

9009 Carothers Parkway, Suite C-2
Address of Principal Executive Office (Street and Number)

Franklin, TN 37067
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In the quarterly period ended March 31, 2011, the majority shareholder of MedQuist Inc. (the “Company”), MedQuist Holdings Inc. (“MedQuist Holdings”), increased its ownership percentage of the Company from 69.5% to approximately 97%. This increase in ownership percentage requires the Company to apply push-down accounting to its consolidated financial statements in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”). Applying push-down accounting requires the Company to reflect a new basis of accounting and reporting for the assets acquired and liabilities assumed in connection with MedQuist Holdings' acquisition of a majority ownership percentage in the Company in August 2008. Due to the complexity of applying push-down accounting, the Form 10-Q could not be completed by its original due date without unreasonable effort and expense to the Company.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification:

Mark R. Sullivan	(615)	798-4210
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MedQuist Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2011	By:	/s/ Mark R. Sullivan
	Name:	Mark R. Sullivan
	Title:	General Counsel, Chief Compliance Officer and Secretary